Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
France: Total obtains the Montelimar permit to evaluate the gas shale potential of the area
Paris, March 31, 2010 - Total announces having obtained the Montelimar Permit in France by ministerial decree dated as of March 1st, 2010. This exploration permit, granted for a five-year period, covers a surface of 4,327 square kilometers that spans from the south of Valence to the region of Montpellier, in the south of France.
This permit, which will be operated by Total, has been jointly attributed to Total and to a subsidiary of the American group Devon. Devon having decided at the end of 2009 to focus its activities in North America, Total also announced having acquired Devon’s French affiliate. Through this transaction, which is subject to ministerial approval, Total will hold a 100% stake in the license.
Yves-Louis Darricarrère, president Exploration & Production, declared: “Total has committed to a program of work that is aimed at confirming the presence of shale gas in the region, and appraising the possibility of an economical development of these resources. Should the first geological activities be promising, exploration wells will be drilled in order to evaluate this potential.”
With this new permit, and further to the acquisition of a 25% interest in Chesapeake’s permit in the Barnett Shale play in the United States at the end of 2009, Total confirms its willingness to develop its activities in non-conventional gas.
Total Exploration & Production in France
In France, Total has operated fields since 1939, notably the Lacq and Meillon gas fields located in the southwest of France, of which Total holds a 100% interest. In 2009, the Group produced 24,000 barrels of oil equivalent per day.
The Group’s most significant production activity in France has been on the Lacq field, which began in 1957. A pilot project to capture, inject and store carbon dioxide was inaugurated in January 2010. As part of the Group’s sustainable development policy, this project will allow the Group to assess one of the technological possibilities for reducing emissions of carbon dioxide into the atmosphere.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com